kubé

NICE CREAM

A Non-Dairy Game Changer

Mission

Our mission is to uplift, revitalize, and environmentally sustain an ethnically inclusive food-justice and health economy by producing the most authentic non-dairy, raw coconut nice cream without bleaching chemicals.




kubé
NICE CREAM

About

kubé nice cream – a Black owned and woman led business, is a NEW genre of non-dairy, RAW coconut ice cream made without synthetic bleaching chemicals. We produce non-dairy, RAW coconut nice cream that is made from cold-pressed, unpasteurized mature coconut cream.

If you like or do NOT like the flavor of coconut, you will love our nice cream because Coconut is undetectable in most of our flavors--instead, the plant-based flavors dominate. kubé nice cream is an authentic non-dairy, RAW coconut nice cream that is made from cold-pressed, mature coconuts.





15 Flavors we've developed

kubé
NICE CREAM

Sales & Clean Ingredients

- Sales started in Summer 2018
  - Weddings
  - Corporate & Cultural Events
  - Farmers' Market
  - Website Pre-Orders



The Problem

Standard Industry Practice

Sodium Metabifsulfite, (bleaching chemical preservative) is a standard industry practice within the coconut cream and coconut milk industry. Many people are allergic to this chemical and do not know that it is an ingredient inside of the coconut cream products, because FDA does not require it to be listed if there are 10-parts per million or less. Sodium Metabisulfite causes gastro-intestinal and hormonal issues, as well as skin rashes in humans.







Sodium Metabisulfite
Food Grade
98.6+% Purity
Full Material Safety Data Sheet may be found at:
May cause mild irritations to eyes, skin digestive and respiratory system.
First Aid Measures:
Inhalation: remove the subject from environment and clear nose. If patient has stopped breathing or experiences difficulty breathing, administer artificial respiration.
Eye Contact: Rinse immediately with plenty of water, also under the eyelids for at least 15 minutes.
Skin Contact: Wash off with plenty of water.
Ingestion: If victim is conscious: consult a physician. If victim is not conscious

kubé
NICE CREAM

Our Solution

Kubé does NOT use Sodium Metabisulfite or any other preservative in our products. kubé nice cream is a locally resilient, artisan-food system in Oakland, California that exists to restore economic equity, health, value, dignity, and trusted relationships back to diverse communities, particularly to folks who are lactose intolerant, the allergen population, ice cream enthusiasts, and to people of color who have been historically excluded from employment and ownership within the plant-based food industry.

kubé
NICE CREAM

Urban Regenerative Soil & Byproducts

1



Byproducts

2



Urban Regenerative Soil Farm

3



Soil given to
Urban
Community Farms



Target Market & Demand

- Health Conscious
- Lactose Intolerant
- Ice Cream enthusiasts

- Population with Gut Flora Issues
- Population with severe sulfite and food allergies



kubé
NICE CREAM

Growth Strategy

- We'll create 6-10 Full & Part-time Jobs at $16/hr
- Improve our infrastructure to meet demand
- Create a franchise model of kubé Nice Cream first locally then globally
- License patent-pending process to tropical resorts



$5.1-Billion Non-Dairy ice cream market Triples each year

kubé
NICE CREAM

MANAGEMENT TEAM



CEO/Co-Founder
Kai B. Nortey

- M.S. Marketing Communications & PR
- Restorative & Juvenile Justice



President/Co-Founder
Ernest Nee-Nueh Nortey

- Marketing
- Technical Writing
- Procurement
- Corporate Social Responsibility



Investment Attorney
Jenny Kassan

- Attorney for social enterprises
- Over 20 years experience
- Author of "Raise Capital on Your Own Terms"


kubé
NICE CREAM

Let's Create Food Justice!
kubé
NICE CREAM